May 26, 2006
By EDGAR Transmission
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549
Attention:	Sarah Goldberg Division of Corporate Finance
AAC Group Holding Corp.
American Achievement Corporation
Form 8-K filed May 18, 2006
File No. 333-121479 and 333-84294
Ladies and Gentlemen:
     AAC Group Holding Corp. (“Holdings”) and American Achievement Corporation (“AAC” and together with Holdings, the “Company”) confirm receipt of the letter, dated May 19, 2006 from Sarah Goldberg, Staff Accountant, with a comment of the staff of the Division of Corporate Finance (the “Staff”) to the Company’s above-captioned Form 8-K (the “Current Report”).
     For your convenience, we have set forth below the Staff’s comment in bold, followed by a description of the Company’s response thereto:
     Please amend Form 8-K to quantify the impact of the restatement on your statement of operations. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.
     On May 23, 2006 the Company filed Amendment No. 1 to its Annual Report on Form 10-K/A for the fiscal year ended August 27, 2005 and Amendment No. 1 to its Quarterly Reports on Form 10-Q/A for the quarters ended February 25, 2006, and November 26, 2005 (the “Restated Filings”) each giving effect to the restatement of the Company’s financial statements discussed in the Current Report. As discussed with the Staff, the Company believes the Restated Filings adequately quantify the impact of the restatement on the Company’s statement of operations and, therefore, the Company does not intend to file an amendment to the Current Report.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. Furthermore, the Company acknowledges that Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to a filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the response provided in this letter will be acceptable to the Staff. If you wish to discuss any of these matters further, please do not hesitate to contact the undersigned at (512) 440-2128.

Sincerely,
/s/ SHERICE BENCH
Sherice Bench
Chief Financial Officer of American Achievement Corporation and AAC Group Holding Corp.